Exhibit 99.(a)(1)(H)

To:	[Employee Name]

From:	[ ]

Date:	, 2003

Re:	Confirmation of Participation in the Offer to Exchange

                Thank you for your participation in Tularik Inc.’s (“Tularik” or the “Company”) Stock Option Exchange Program. Defined terms not explicitly defined herein, but defined in the Offer to Exchange, shall have the same definitions as used in the Offer to Exchange. The stock option(s) held by you that have been surrendered for cancellation are identified as Eligible Options on the following page entitled “Stock Options and Awards Cancelled.”

                The Company is conducting the exchange with respect to Eligible Options on a one-for-one (1:1) basis. Thus, on July 18, 2003 (or a later date if Tularik extends the Offer), subject to your continued employment with Tularik or its subsidiaries, the Company will grant you a Replacement Option covering one hundred percent (100%) of the number of shares of Common Stock subject to your Eligible Options that were cancelled. THEREFORE, FOR EVERY SHARE OF COMMON STOCK ISSUABLE UPON EXERCISE OF ELIGIBLE OPTIONS THAT YOU EXCHANGED, THE COMPANY WILL GRANT YOU A REPLACEMENT OPTION TO ACQUIRE ONE SHARE OF COMMON STOCK. The exercise price per share of the Replacement Options will be equal to the closing price of the Company’s Common Stock as reported on Nasdaq National Market on the last market trading day prior to the date of grant.

                If you have any other questions regarding the above, please contact Chris Smith or Brandy Garduno via email at exchange@tularik.com. Alternatively, you may reach Chris Smith via telephone at (650) 825-7395 or Brandy Garduno at (650) 825-7206.

Tularik Inc.	STOCK OPTIONS AND AWARDS CANCELLED	Page:1 File: Cancelled Date: Time:

Name	ID	Number	Grant Date	Plan	Cancel Date	Cancel Reason	Shares	Price	Total Price

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